EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	Jurisdiction of incorporation or organization

Prosensa Therapeutics B.V.	The Netherlands

Prosensa Technologies B.V.	The Netherlands

Polybiotics B.V.	The Netherlands